Exhibit 99.2

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED

JUNE 30, 2015

PART I	(Rs. in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	30.06.2015 (Unaudited)		31.03.2015 (Audited) (Refer note 7)		30.06.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	7,860.08		8,018.35		7,068.04		32,372.84

	b) Other operating income	27.01		12.60		36.62		129.57

	Total income from operations (net)	7,887.09		8,030.95		7,104.66		32,502.41

2	Expenses

	a) Cost of materials consumed	4,480.21		4,527.30		4,024.47		18,849.69

	b) Purchases of stock-in-trade	155.33		171.88		339.49		998.46

	c) Changes in inventories of finished goods, work-in-progress and stock in trade	212.03		392.54		(53.42)		263.80

	d) Employee benefits expense	184.00		190.10		148.37		650.13

	e) Depreciation and amortisation expense	238.24		(197.28)		399.45		1,011.67

	f) Power and fuel charges	1,312.23		993.78		1,089.03		4,433.05

	g) Exchange loss / (gain) - (net)	—		(58.81)		18.43		0.81

	h) Other expenses	596.60		823.02		651.85		2,677.83

	Total expenses	7,178.64		6,842.53		6,617.67		28,885.44

3	Profit from operations before other income, finance costs and exceptional items	708.45		1,188.42		486.99		3,616.97

4	a) Other income	735.05		248.25		668.58		2,008.86

	b) Exchange gain - (net)	6.55		—		—		—

5	Profit from ordinary activities before finance costs and exceptional items	1,450.05		1,436.67		1,155.57		5,625.83

6	Finance costs	840.44		822.61		985.33		3,655.93

7	Profit from ordinary activities after finance costs but before exceptional items	609.61		614.06		170.24		1,969.90

8	Exceptional items	—		—		—		2.43

9	Profit from ordinary activities before tax	609.61		614.06		170.24		1,967.47

10	Tax expense (including deferred tax and net of MAT credit entitlement)	—		40.27		—		40.27

11	Net profit from ordinary activities after tax	609.61		573.79		170.24		1,927.20

12	Extraordinary items (net of tax expense)	—		—		—		—

13	Net profit for the period/ year	609.61		573.79		170.24		1,927.20

14	Paid-up equity share capital (face value of Re. 1 each)	296.50		296.50		296.50		296.50

15	Reserves excluding revaluation reserves as per balance sheet							33,761.37

16	Earnings per share (Rs.) (not annualised)*

	-Basic	2.06	*	1.94	*	0.57	*	6.50

	-Diluted	2.06	*	1.94	*	0.57	*	6.50

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	30.06.2015	31.03.2015	30.06.2014	31.03.2015
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	977,185,631	978,629,791	1,034,843,184	978,629,791

	- Percentage of Shareholding	32.96%	33.01%	34.91%	33.01%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) (i)

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—

	- Percentage of shares	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,716,160	1,764,732,660	1,691,651,651	1,764,732,660

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.52%	57.06%	59.52%

	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on June 30, 2015.
ii)	The balance ADR of 4.17 % represented by 123,499,740 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.06.2015
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	13

	Disposed of during the quarter	13

	Remaining unresolved at the end of the quarter	—

					(Rs. in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 7)	30.06.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Copper	4,795.97	4,866.06	3,827.13	19,018.13
b)	Iron Ore	77.09	3.38	82.56	266.95
c)	Aluminium	1,907.37	2,295.32	2,118.75	9,094.71
d)	Power	678.22	486.35	658.06	2,383.71
e)	Others	541.08	552.10	539.71	2,295.71

	Total	7,999.73	8,203.21	7,226.21	33,059.21

Less:	Inter Segment Revenue	139.65	184.86	158.17	686.37

	Net Sales/Income from Operations	7,860.08	8,018.35	7,068.04	32,372.84

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	537.39	588.60	107.36	1,722.14
b)	Iron Ore	(39.05)	(116.87)	(23.58)	(216.84)
c)	Aluminium	65.42	701.25	225.56	1,701.91
d)	Power	83.99	(108.06)	145.32	157.01
e)	Others	72.86	84.49	55.61	321.31

	Total	720.61	1,149.41	510.27	3,685.53

Less:	Finance costs	840.44	822.61	985.33	3,655.93
Add:	Other unallocable income net off expenses	729.44	287.26	645.30	1,940.30
Less:	Exceptional items	—	—	—	2.43

	Profit before tax	609.61	614.06	170.24	1,967.47

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	4,838.00	4,379.62	5,013.71	4,379.62
b)	Iron Ore	1,471.90	1,554.14	1,678.82	1,554.14
c)	Aluminium	29,022.00	29,052.99	28,867.83	29,052.99
d)	Power	7,476.59	7,498.01	7,358.08	7,498.01
e)	Others	1,224.48	1,191.68	1,095.08	1,191.68
f)	Unallocated	(9,334.28)	(9,618.57)	(10,314.15)	(9,618.57)

	Total	34,698.69	34,057.87	33,699.37	34,057.87

The main business segments are (a) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities.

Notes:-

1	The above results for the quarter ended June 30, 2015 have been reviewed by the Audit Committee at its meeting held on July 28, 2015 and approved by the Board of Directors at their meeting held on July 29, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	Pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Company has recognised a provision under “Power and fuel charges” of Rs. 108.64 Crore for the period till March 31, 2015 and Rs. 8.11 Crore for the quarter ended June 30, 2015, relating to its operations which are subject to similar State regulations.

3	The Board of Directors of the Company at their meeting held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between Cairn India Limited and the Company and their respective shareholders and creditors with effect from April 1, 2015 or such date as may be approved by the High Court, subject to regulatory and other approvals.

4	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the second half of the current fiscal.

5	Subsequent to the Scheme of Amalgamation and Arrangement amongst certain group companies, which was given effect to in the quarter ended September 30, 2013, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Honorable Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.

6	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the previous quarter ended March 31, 2015, as a result the charge for the quarter and year ended March 31, 2015 was lower by Rs. 598.90 Crore. Consequently, the figures in respect of the depreciation charge for the quarter ended June 30, 2015/ previous quarters/ year presented are not directly comparable.

7	The figures for the quarter ended March 31, 2015 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2014. Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : July 29, 2015	Chief Executive Officer & Whole Time Director

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED

JUNE 30, 2015

PART I	(Rs. in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	30.06.2015 (Unaudited)		31.03.2015 (Audited) (Refer note 9)	30.06.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	16,951.88		17,732.25	17,055.50		73,364.10

	b) Other operating income	64.98		72.31	81.16		345.40

	Total income from operations (net)	17,016.86		17,804.56	17,136.66		73,709.50

2	Expenses

	a) Cost of materials consumed	5,667.51		5,476.59	5,416.27		23,975.94

	b) Purchases of stock-in-trade	76.66		136.97	177.85		637.82

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(102.14)		579.24	(126.27)		55.45

	d) Employee benefits expense	708.83		812.05	651.80		2,915.12

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	1,717.48		763.52	2,064.42		7,159.16

	f) Power and fuel charges	2,756.51		2,134.55	1,808.93		8,159.18

	g) Other expenses	3,917.49		4,651.16	3,606.20		15,921.44

	Total expenses	14,742.34		14,554.08	13,599.20		58,824.11

3	Profit from operations before other income, finance costs and exceptional items	2,274.52		3,250.48	3,537.46		14,885.39

4	a) Other income	893.41		41.14	1,210.40		2,366.53

	b) Exchange gain / (loss)- (net)	254.58		(183.90)	141.41		610.67

5	Profit from ordinary activities before finance costs and exceptional items	3,422.51		3,107.72	4,889.27		17,862.59

6	Finance costs	1,357.79		1,320.81	1,537.11		5,658.78

7	Profit from ordinary activities after finance costs but before exceptional items	2,064.72		1,786.91	3,352.16		12,203.81

8	Exceptional items (Refer note 7)	—		19,955.67	2,127.80		22,128.93

9	Profit / (loss) from ordinary activities before tax	2,064.72		(18,168.76)	1,224.36		(9,925.12)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	352.48		549.37	(138.77)		1,448.36

11	Net profit / (loss) from ordinary activities after tax	1,712.24		(18,718.13)	1,363.13		(11,373.48)

12	Extraordinary items (net of tax expense)	—		—	—		—

13	Net profit / (loss) for the period / year	1,712.24		(18,718.13)	1,363.13		(11,373.48)

14	Share of profit / (loss) of associates	(0.19)		3.83	0.27		4.09

15	Minority interest	846.11		513.82	987.84		4,276.38

16	Net profit / (loss) after taxes, minority interest and consolidated share in profit / loss of associates	865.94		(19,228.12)	375.56		(15,645.77)

17	Net profit after taxes, minority interest and consolidated share in profit / loss of associates but before exceptional items	865.94		491.40	1,341.23		5,060.06

18	Paid-up equity share capital (Face value of Re. 1 each)	296.50		296.50	296.50		296.50

19	Reserves excluding Revaluation Reserves as per balance sheet						53,578.77

20	Earnings per share before exceptional items (Rs.) (not annualised)*

	-Basic	2.92	*	1.66 *	4.52	*	17.07

	-Diluted	2.92	*	1.66 *	4.52	*	17.07

21	Earnings per share after exceptional items (Rs.) (not annualised)*

	-Basic	2.92	*	(64.85)*	1.27	*	(52.77)

	-Diluted	2.92	*	(64.85)*	1.27	*	(52.77)

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	30.06.2015	31.03.2015	30.06.2014	31.03.2015
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	977,185,631	978,629,791	1,034,843,184	978,629,791

	- Percentage of Shareholding	32.96%	33.01%	34.91%	33.01%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued)(i)

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—

	- Percentage of shares	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,716,160	1,764,732,660	1,691,651,651	1,764,732,660

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.52%	57.06%	59.52%

	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on June 30, 2015.
ii)	The balance ADR of 4.17 % represented by 123,499,740 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.06.2015
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	13

	Disposed of during the quarter	13

	Remaining unresolved at the end of the quarter	—

(Rs. in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 9)	30.06.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Oil & Gas	2,627.00	2,677.10	4,482.73	14,645.37
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,285.64	3,771.26	2,586.15	13,225.95
	(ii) Silver - India	259.23	273.24	317.69	1,186.72
	(iii) Zinc - International	890.27	647.07	865.09	3,605.77

	Total	4,435.14	4,691.57	3,768.93	18,018.44
c)	Iron Ore	77.57	5.20	85.30	275.53
d)	Copper	5,571.43	5,629.54	4,853.22	22,632.36
e)	Aluminium	2,733.00	3,362.26	2,650.99	12,726.30
f)	Power	1,214.16	1,148.59	982.88	4,140.03
g)	Others	589.92	576.21	590.64	2,475.58

	Total	17,248.22	18,090.47	17,414.69	74,913.61

Less:	Inter Segment Revenue	296.34	358.22	359.19	1,549.51

	Net sales/income from operations	16,951.88	17,732.25	17,055.50	73,364.10

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	254.79	47.56	1,971.71	4,413.51
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,244.07	1,624.08	940.02	5,775.37
	(ii) Silver - India	209.00	217.09	185.92	844.44
	(iii) Zinc - International	148.23	(46.83)	31.85	296.04

	Total	1,601.30	1,794.34	1,157.79	6,915.85
c)	Iron Ore	(82.21)	(164.35)	(53.21)	(349.73)
d)	Copper	481.67	530.81	21.71	1,416.13
e)	Aluminium	(172.85)	813.71	254.09	1,824.53
f)	Power	157.31	128.36	189.28	513.64
g)	Others	82.82	74.29	65.25	339.64

	Total	2,322.83	3,224.72	3,606.62	15,073.57

Less:	Finance costs	1,357.79	1,320.81	1,537.11	5,658.78
Add:	Other unallocable income net off expenses	1,099.68	(117.00)	1,282.65	2,789.02

	Profit before tax and exceptional items	2,064.72	1,786.91	3,352.16	12,203.81

Less:	Exceptional items (Refer note 7)	—	19,955.67	2,127.80	22,128.93

	Profit / (loss) before tax	2,064.72	(18,168.76)	1,224.36	(9,925.12)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	27,298.74	26,552.36	46,631.22	26,552.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,901.47	11,966.67	11,295.14	11,966.67
	(ii) Zinc - International	2,106.06	2,144.33	2,818.24	2,144.33

	Total	14,007.53	14,111.00	14,113.38	14,111.00
c)	Iron Ore	4,594.53	4,608.30	4,893.37	4,608.30
d)	Copper	5,905.04	5,543.24	6,396.58	5,543.24
e)	Aluminium	40,186.63	40,311.16	39,918.45	40,311.16
f)	Power	18,354.89	18,093.83	17,056.62	18,093.83
g)	Others	1,760.74	1,737.78	1,788.16	1,737.78
h)	Unallocated	(22,186.15)	(21,552.66)	(24,047.50)	(21,552.66)

	Total	89,921.95	89,405.01	106,750.28	89,405.01

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter ended June 30, 2015 have been reviewed by the Audit Committee at its meeting held on July 28, 2015 and approved by the Board of Directors at their meeting held on July 29, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	Pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Group has recognised a provision under “Power and fuel charges” of Rs. 414.27 Crore for the period till March 31, 2015 and Rs. 36.14 Crore for the quarter ended June 30, 2015, relating to its operations accross the Group which are subject to similar State regulations.

3	The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between Cairn India Limited and the Company and their respective shareholders and creditors with effect from April 1, 2015 or such date as may be approved by the High Court, subject to regulatory and other approvals.

4	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the second half of the current fiscal.

5	Subsequent to the Scheme of Amalgamation and Arrangement amongst certain group companies, which was given effect to in the quarter ended September 30, 2013, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Honorable Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.

6	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the previous quarter ended March 31, 2015, as a result the charge for the quarter and year ended March 31, 2015 was lower by Rs. 864.85 Crore. Consequently, the figures in respect of the depreciation charge for the quarter ended June 30, 2015/ previous quarters/ year presented are not directly comparable.

7	Exceptional items for the previous periods/year includes:

a) for the quarter and year ended March 31, 2015 (i) non-cash impairment charge of acquisition goodwill, in respect of the group’s ‘oil and gas’ business aggregating Rs. 19,180.00 Crore (ii) impairment charge in respect of exploratory wells in Sri Lanka aggregating Rs. 505.20 Crore (iii) non-cash impairment charge of acquisition goodwill, in respect of Copper Mines of Tasmania Pty Limited aggregating to Rs. 281.28 Crore.

b) additional charge of Rs. 2,127.80 Crore on account of change in the method of depreciation on some of the oil and gas assets by Cairn India Limited, a subsidiary of the Company for the quarter ended June 30, 2014 and year ended March 31, 2015.

c) provision of Rs. 34.65 Crore in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries for the year ended March 31, 2015.

8	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.vedantalimited.com. Additional information on standalone basis are as follows:

(Rs. in Crore)

	Quarter ended			Year ended
Particulars	30.06.2015 (Unaudited)	31.03.2015 (Audited) (Refer note 9)	30.06.2014 (Unaudited)	31.03.2015 (Audited)
Net sales / income from operations	7,860.08	8,018.35	7,068.04	32,372.84
Exchange loss / (gain) - (net)	(6.55)	(58.81)	18.43	0.81
Profit after exceptional items and before tax	609.61	614.06	170.24	1,967.47
Profit after exceptional items and tax	609.61	573.79	170.24	1,927.20

9	The figures for the quarter ended March 31, 2015 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2014. Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : July 29, 2015	Chief Executive Officer & Whole Time Director